FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

GOLD FIELDS REVISES GUIDANCE FOR Q3 F2010 ON THE BACK OF SAFETY INTERVENTIONS AT KLOOF GOLD MINE

Johannesburg, 23 February 2010: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced that Q3 F2010 production for the Group will be approximately five percent below the previous guidance of 850,000 ounces provided on 4 February 2010. It is expected that the lower production will negatively impact cash costs and NCE on a per ounce basis.

This follows a decision to accelerate the replacement of a water pump column in the Main Shaft at the Kloof Gold Mine in South Africa, which was previously scheduled for replacement later in the year.

The decision to accelerate the replacement of the column is consistent with the Group's philosophy of "if we cannot mine safely, we will not mine", as well as the "stop, think fix, verify and continue programme", and was taken after certain sections of the column showed significant corrosion, resulting in the pre-mature failure of some of those sections.

Production is expected to return to normal levels by the end of the March Quarter (Q3 F2010), and production for the June Quarter (Q4 F2010) should be close to recent levels of production of approximately 5,000 kilograms of gold.

ends

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Based on the annualised run rate for the fourth quarter of F2009

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@ goldfields.co.za

Media Enquiries

Julian Gwillim
Tel   +27 11 562-9774
Mobile +27 (0) 82 452 4389
email   Julian.Gwillim@goldfields. co.za

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 23 February 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs